UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-50984

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒        Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Press Releases

On November 18, 2015, the registrant announced its unaudited financial results for the third quarter ended September 30, 2015. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Press release regarding financial results for the third quarter ended September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Philip Yang
Name	:	Philip Yang
Title	:	Chief Financial Officer

Date: November 19, 2015